

April 18, 2011

By FACSIMILE (720) 225- 5618 and U.S. Mail
Mr. Mark A. Peters
Executive Vice President and Chief Financial Officer
tw telecom inc.
10475 Park Meadows Drive
Littleton, CO 80124

> **Re:** **tw telecom inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-34243**

Dear Mr. Peters:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Notes to Consolidated Financial Statements

7. Income Taxes, page F-22

1. We note that you reversed $227.3 million of the valuation allowance in 2010. Tell us in detail why you did not reverse some portion of the valuation allowance in 2009 in which you reflected earnings. Tell us what your forecasts for future earnings were at the end of 2009 and why you believe that you can rely upon your forecast at the end of 2010. Also tell us in detail about the cumulative earnings for the last 12 quarters prior to the recognition of the deferred tax asset in the quarter ended June 30, 2010. Show us how you applied your NOL carryforwards of $1.1 billion, which generally start expiring in

2020 through 2026 to your forecasted earnings. Tell us why this guidance regarding increase earnings expectations has not been provided in Risk Factors, MD&A and other portions of this filing.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director